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                                                                    EXHIBIT 4.14

                    AMENDMENT NOTICE TO COOPERATION AGREEMENT

Shanghai Run An Lian Information Consultancy Company Limited ("Party A") and Qianjin Network Information Technology (Shanghai) Company Limited ("Party B") made and entered into the Cooperation Agreement ("Cooperation Agreement") on May 3, 2004. In Article 3 of the Cooperation Agreement regarding service fees, Party B shall pay service fees to Party A not to exceed RMB300,000 per quarter. Because of rapid development of the business, Party A has needed to expand the www.51job.com website, costs have increased and expenses have exceeded RMB300,000 per quarter. Party B agrees that, due to greater business activity and higher quality service, the cap of the service fees shall be increased as follows:

1. In Article 3 of the Cooperation Agreement regarding service fees, the cap of the service fees to be paid by Party B to Party A shall be raised from RMB300,000 to RMB1,000,000.

2. After notifying Party A, Party B has the right to reinstate the cap of the service fees to RMB300,000 depending on business conditions.

3. Except for the above, all other provisions under the Cooperation Agreement shall remain effective.

4. This amendment notice is a part of the Cooperation Agreement and shall have the same legal effect.

5. This amendment notice becomes effective upon the day of execution by the respective authorized representative of Party A and Party B.

Party B: Qianjin Network Information Technology (Shanghai) Company Limited.

By:   /s/ Rick Yan
      ------------
Name: Rick Yan

Date: April 1, 2006